[LETTERHEAD OF COOLEY GODWARD LLP]

September 20, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Maryse Mills-Apenteng, Esq.

Re:
DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)
Amendment No. 8

Dear Ms. Mills-Apenteng:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client DivX, Inc. (the "Company"), is Amendment No. 8 ("Amendment No. 8") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2006. The copy of Amendment No. 8 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 7 ("Amendment No. 7") to the Registration Statement that was filed with the Commission on September 18, 2006.

In connection with the Company's filing of Amendment No. 7 and by our letter dated September 18, 2006, we advised the Staff of the Commission (the "Staff") of certain changes made by the Company to the preliminary prospectus (the "Preliminary Prospectus") distributed to investors in connection with the Company's proposed initial public offering (the "Offering") to (i) augment its risk factor disclosure by referring to a copyright infringement lawsuit (the "Lawsuit Change") of which the Company became aware subsequent to the date of the Preliminary Prospectus; (ii) reflect the election of one selling stockholder not to participate in the Offering and the reallocation of the shares of Common Stock originally proposed to be sold in the Offering by the non-participating stockholder to another existing selling stockholder (the "Selling Stockholder Change"); (iii) disclose that the Company's Common Stock has been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance (the "Nasdaq Change"); and (iv) make other minor clerical changes to the Registration Statement (the "Clerical Changes").

This letter is submitted on behalf of the Company in connection with Amendment No. 8, which the Company is filing to (i) include an executed report of Ernst & Young LLP (the "Auditors' Report") set forth on Page F-2 of the Registration Statement, and to remove the qualification regarding stockholder approval previously set forth therein (the "Auditors' Report Change") and (ii) make additional Clerical Changes.

We have discussed the aforementioned modifications to the Registration Statement with the Company, with J.P. Morgan Securities Inc., as representative for the underwriters in the Offering (the "Underwriters"), the Company and Davis Polk & Wardwell ("Davis Polk"), legal counsel for the Underwriters in connection with the Offering, and determined that, when viewed on a cumulative basis, the aforementioned modifications to the Registration Statement do not, either individually or in the aggregate, constitute a material change requiring recirculation of the Preliminary Prospectus under Rules 460 and 461 promulgated under the Securities Act, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended. Davis Polk has informed us that it concurs with our opinion that recirculation of the Preliminary Prospectus is not required.

The Company believes that the Lawsuit Change does not require a recirculation of the Preliminary Prospectus because the Preliminary Prospectus already contains significant disclosure relating to the risks of copyright infringement and other intellectual property rights claims applicable to companies such as the Company that operate in the technology and entertainment industries. For example, the risk factor on page 25 of the Preliminary Prospectus under the heading "We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies or content in the future" describes intellectual property rights claims to which the Company is already subject, as well as the risk that the Company may be subject to additional intellectual property rights claims in the future. The Company believes that potential investors in the Offering, in part due to the disclosure described above, are well aware of the claims and related risks to which companies in the technology and entertainment industries are exposed, of which the Lawsuit Change is only a specific example.

The Company believes that disclosure of the Selling Stockholder Change does not require a recirculation of the Preliminary Prospectus because the aggregate number of shares of Common Stock to be sold by the Company and the selling stockholders in the Offering will not be affected as a result of the Selling Stockholder Change. The Selling Stockholder Change reflects the election of Hannibal International Ltd. ("Hannibal") not to participate as a selling stockholder in the Offering and an increase in the number of shares of Common Stock to be sold by Insight Holdings and its affiliates in the Offering to offset the shares of Common Stock that will no longer be sold by Hannibal. The number of shares of Common Stock that Hannibal was previously expected to sell in the Offering, 5,445 shares at the closing of the Offering and an additional 4,577 shares if the Underwriters exercise their over-allotment option in full, represented only 0.6% of the aggregate number of shares of Common Stock to be sold by the selling stockholders in the Offering (assuming the Underwriters' over-allotment option is exercised in full).

The Company believes that disclosure of the Nasdaq Change does not require a recirculation of the Preliminary Prospectus because the Preliminary Prospectus indicates that the Company had previously applied for listing on The Nasdaq Stock Market and, absent a disclosure by the Company to the contrary, potential investors would expect that the Company would obtain approval from The Nasdaq Stock Market prior to the completion of the Offering.

The Company believes that the Clerical Changes do not require a recirculation of the Preliminary Prospectus because such changes are, by their nature, ministerial and therefore immaterial to a potential investor's decision to invest in the Company.

The Company believes that the Auditors' Report Change does not require a recirculation of the Preliminary Prospectus because the unsigned Auditors' Report included with the Preliminary Prospectus is provided with disclosure to the effect that such unsigned Auditor's Report is in the form to be executed by Ernst & Young LLP upon approval of the reverse split of the Company's Common Stock described in the Preliminary Prospectus (the "Reverse Stock Split"). The Preliminary Prospectus indicates that the Reverse Stock Split would be completed prior to the closing of the Offering. As a result, absent a disclosure by the Company to the contrary, potential investors would expect that the Company would effect the Reverse Stock Split (which was in fact effected on September 19, 2006, a change which is reflected as part of the Clerical Changes) prior to the closing of the Offering and thereafter revise the Auditor's Report accordingly.

For each of the reasons set forth above, recirculation of the Preliminary Prospectus as a result of the Lawsuit Change, the Selling Stockholder Change, the Nasdaq Change, the Clerical Changes and the Auditors' Report Change would not provide potential investors with meaningful additional disclosure. In addition, recirculation of the Preliminary Prospectus would result in a delay in the Offering just as it is ready to be completed. Any such delay, particularly in light of current market conditions, could jeopardize the Company's ability to complete the Offering at any time in the foreseeable future. In balancing the risks and costs to the Company and its prospective investors against the other considerations discussed herein, the Company believes that recirculation is not warranted.

The Underwriters have agreed to notify all prospective purchasers to whom they expect to confirm sales of common stock in the Offering, prior to any sale or oral confirmation, of the Lawsuit Change, the Selling Stockholder Change, the Nasdaq Change, the Clerical Changes and the Auditors' Report Change. A final prospectus reflecting the Lawsuit Change, the Selling Stockholder Change, the Nasdaq

Change, the Clerical Changes and the Auditors' Report Change will accompany all confirmations of purchased orders.

*******

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 8 as soon as possible, as the Company wishes to be in a position to have the Registration Statement declared effective and to price the Offering shortly after the close of market on Thursday, September 21, 2006. Please direct any further comments or requests regarding Amendment No. 8 or this letter to me at (858) 550-6044 or Steven M. Przesmicki, Esq. at (858) 550-6070.

Sincerely,

Cooley Godward LLP

/s/ Jason L. Kent

Jason L. Kent, Esq.

cc:
David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell